Exhibit 99.3

NICE Security Solutions Help Secure Critical Facilities for City of San
Diego

The NICE offering will enable the City to manage a complex security environment and serve public utility needs across various facilities

Ra’anana, Israel, April 10, 2013 – NICE Systems (NASDAQ: NICE) today announced that the City of San Diego Public Utilities Department is implementing NICE Situator and NiceVison Net to help secure its water supply, following an order placed in 2012. San Diego is California's second largest city and the eighth largest in the U.S., with 1.3 million residents. The Public Utilities Department oversees one of the largest and most complex water storage, treatment, and delivery systems in the country.

The integrated NICE Security portfolio will enable seamless, efficient, and centralized monitoring of 64 facilities operated by San Diego’s Public Utilities Department, including administration buildings, laboratories, pump stations and filtration plants, as well as other sites that require security management, such as reservoirs and dams. The first phase of the project focuses on integrating the NiceVision video management system (VMS) and access control, with additional sensor integration planned for future phases.

The NICE solution will enable the City of San Diego to consolidate subsystems and sensors across sites, correlate that information, automate effective response plans, and provide insights to various stakeholders. Using NICE Situator and NiceVision, the City will be able to bolster its critical infrastructure security based on a high standard of security management.

“We are honored that the City of San Diego has chosen our solutions to protect its water supply systems, which are pivotal to the City’s daily operations and to the safety and well-being of its residents,” said Yaron Tchwella, President of the Security Group at NICE. “The fact that the City is implementing our solutions to protect such a critical utility attests to the breadth of our security portfolio in its ability to meet the specific needs of government bodies as well as private organizations.”

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.www.nice.com.

NICE will be hosting its global customer conference, Interactions 2013, on April 22-25 in Orlando. The event will bring together over 1,500 customers and industry leaders to network, share best practices, and learn about exciting new solutions. www.interactions2013.com

About the City of San Diego and the City of San Diego Public Utilities Department
California's second largest City and the United States' eighth largest, San Diego boasts a population of nearly 1.3 million residents. The San Diego Public Utilities Department provides safe, healthful drinking water to these residents and regional wastewater treatment and disposal services for more than 2 million residents of San Diego County. The City’s Public Utilities Department has one of the largest and most complex water storage, treatment, and delivery systems in the nation. Ten reservoirs hold the raw water before it is moved to one of three plants for treatment. It is then pumped through thousands of miles of pipeline. The City’s Public Utilities Department is also responsible for the collection, treatment and safe disposal of wastewater for the City of San Diego. The Department operates the Point Loma Wastewater Treatment Plant. It also provides regional wastewater treatment and disposal services for 15 other cities and special districts within a 450 square mile area. More info at: http://www.Sandiego.gov/ and http://www.Sandiego.gov/publicutilities/.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.